X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

06012861

DELIVERED BY MAIL

RECEIVED APR 25 2006 152

April 18, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd.:

- News Release dated April 12, 2006
- News Release dated April 18, 2006

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/sml
+ encl

X-Cal Resources Ltd.

TSX/XCL **NEWS RELEASE** **April 12, 2006**

Shareholders Meeting

A meeting of the shareholders of X-Cal Resources Ltd. will be held on April 24/2006 at 2:30 PM at the Ontario Club in Toronto, to approve a share issue. Shareholders should receive an information package and proxy materials by mail within the next few days.

The purpose of the issue is to fund acquisition of New Sleeper Gold's 50% interest in the Sleeper Gold Project, Nevada, as described in an X-Cal press release dated January 25, 2006 and to fund the work recommended in Dr. Richard Sillitoe's paper on the "Exploration Potential of the Sleeper Gold Project".

Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist were commissioned separately to provide their opinions of the exploration potential at Sleeper. The opinions are part of management's analysis of the proposed acquisition and continued exploration of Sleeper. Their papers are available @ www.x-cal.com. Dr. Sillitoe's paper is included in the mailing.

Dr. Sillitoe compares the geologic similarities of "Sleeper", the "Ken Snyder Midas Mine" in Nevada and Meridian's "El Peñón" gold mine in Chile on pages 4,7,8 and 12 of his paper. He was instrumental in the discovery process at El Peñón over a 10-year time frame.

The presence of both Ken Snyder and Richard Sillitoe on X-Cal's consulting team is significant. The recent addition of Vic Chevillon, previously, "Senior Geologist, Business Development, Americas, Placer Dome" is also important as he has followed Sleeper closely for several years and has chosen to work with X-Cal.

A NI-43-101 Technical Report (March 2006) by Thomason, Rowe & Kornze contains comprehensive information on the Sleeper Gold Property and has been posted to SEDAR and www.x-cal.com.

Full payment for the New Sleeper half of the Sleeper Gold Project is set at 10 million common shares of X-Cal Resources Ltd. and $CAN 5 million cash.

X-Cal intends to finance both the amount necessary to complete acquisition of 100% of Sleeper and to fund the recommended major exploration program, either by the authorized share issue, or by property development agreement. Accomplishing these steps will "double" our interest in the Sleeper Property and begin to move the project ahead substantially.

Some of the most encouraging data from the Joint Venture work has come from a variety of surveys that occurred during the later part of the JV. These surveys are described in detail in the March 2006 technical report, along with work recommendations.

The five, priority targets outlined in the Sillitoe paper are the result of integrating all data, from a massive database, using advanced geologic systems and the vision of X-Cal's team.

New Sleeper's willingness to convert their interest in the project for cash and shares of X-Cal recognizes market efficiencies to be achieved by single company control of the project. Their willingness to take X-Cal shares, as part payment, shows a wish to participate in the future of the district.

The team of Dr. Ken Snyder, Larry Kornze, P. Eng., Win Rowe, M.Sc., James Wright, M.Sc., Keith Blair, M.Sc., Larry Martin, GEO, and most recently, Vic Chevillon, M.Sc. are with X-Cal by choice, because of Sleeper. Their conclusions about where to spend their time are supported by data.

The conclusion reached by management is that the proposed acquisition of New Sleeper's interest in the Sleeper Property is justified both from a financial and a geologic perspective.

I look forward to seeing you at the Shareholders Meeting.

Shawn Kennedy
President

The transaction is subject to regulatory approvals and market conditions.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSX/XCL **April 18, 2006**

News Release

Open Technical Presentation for Analysts

X-Cal is hosting an open technical presentation of Sleeper Gold Project data for analysts in the Executive Board Room of the Toronto Stock Exchange, located on the main floor of the Exchange Tower, TSX Conference Centre, Toronto on Friday, April 21/06 at 2:00 p.m., local time.

Chevillon Exploration Consulting has integrated the Sleeper Gold Project data into 3D using the Gocad system. The technical part of the presentation will be given by Vic Chevillon, M.Sc., who was Senior Geologist, Business Development, Americas for Placer Dome. Vic has recently begun work for X-Cal, due to his interest in the potential of the Sleeper Gold Project.

A NI-43-101 report on the Sleeper Gold Project by Robert Thomason, M.Sc., Win Rowe, M.Sc. and Larry Kornze, P.Eng, describes the current data and is available on SEDAR and at www.x-cal.com.

Dr. Richard Sillitoe's paper: "Exploration Potential of the Sleeper Project, Nevada" summarizes the current status of Sleeper. Copies of the report will be available at the presentation.

The presentation will focus on the Sleeper Gold Project, and will also touch on the Cortez Area, Nevada.

X-Cal Resources Ltd. has three Nevada Gold Properties located on the Battle Mountain Trend: the 30 square mile "Sleeper Gold Project",

located in Humboldt County, the "Goat Window/Mill Creek Property" and the "Horse Mountain Window/Reese Pediment Property" located in the Cortez Area, Nevada.

Shawn Kennedy
President

Note: The Friday April 21/06 technical presentation for analysts will be repeated in an abbreviated form for shareholders on Monday, April 24/06 at the Shareholders Meeting in Toronto.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*